Aurora Cannabis Provides Update on International Activities

TSX: ACB

EDMONTON, Jan. 23, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) is pleased to provide the following update on the Company's international activities.

Denmark: Acceleration to Market

Further to Aurora's January 4, 2018 news release, the Company's Aurora Nordic joint venture will be accelerating its time to market in Denmark with the retrofit of an existing 100,000 square foot greenhouse in Odense, Denmark owned by Alfred Pedersen & Søn ("APS"). Subject to licensing by Lægemiddelstyrelsen, Denmark's Medicines Agency, this will enable Aurora Nordic to commence the cultivation of cannabis during the summer of 2018, while the company is constructing its new purpose-built high-technology 1,000,000 square foot production facility.

Italy: First Tender

Further to the Company's news release of January 18, 2018, Aurora today announces that the amount of product for the first tender consists of three lots with different cannabinoid profiles, totaling 100 kg. Further orders by the Italian Ministry of Defense will be subject to additional tender processes, in which Aurora and Pedanios will continue to participate. While the first tender was set at 100kg, the Italian Ministry of Defense has the option to increase the amount requested.

This is Aurora's first step into supplying the tightly restricted Italian market, and provides Aurora with first mover advantage. Prior to the new tender process, medical cannabis in Italy has been supplied through two sources only: the Ministry of Defense, and seven distributors licensed to procure medical cannabis from the Ministry of Defense, or source internationally from the Dutch Office of Medicinal Cannabis. No import licenses from other sources into the Italian market have been granted to date.

Germany: Rapid Market Growth

The German market continues to develop rapidly. During the period covering March 2017 to end of November 2017, approximately 13,000 people applied for reimbursement of their medical cannabis prescription, with a 65% approval rate. Insurance company AOK Versicherung, which represents approximately 50% of all insured people in Germany, published that in December 2017 alone, approximately 7,500 people applied for reimbursement through that company, which implies a national figure of 15,000 for all of Germany, for that single month.

To date, Pedanios remains the EU's largest distributor of cannabis by volume of product sold, has completed deliveries to over 2,200 pharmacies, and continues to build market share rapidly. Pedanios remains the only distributor to offer cannabis flower sourced from both Canada and the Netherlands, and offers 11 of the 15 licensed varieties in Germany.

Australia: Import/Export Permit Granted

Cann Group has been granted a license to import and/or export cannabis genetics and medicinal cannabis products by the Australian government's Department of Health, through the Office of Drug Control (ODC). The license enables Cann Group to import genetics from Aurora to help broaden the company`s portfolio of medical cannabis products, pending Aurora's receipt of an export permit from Health Canada.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport, as well as is completing a fourth facility in Lachute, Quebec through its wholly owned subsidiary Aurora Larssen Projects Ltd.

In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Boards of Directors,

AURORA CANNABIS INC.
Terry Booth
CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements with respect to the performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accept responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content:http://www.newswire.ca/en/releases/archive/January2018/23/c4932.html

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For further information: For Aurora: Cam Battley, Chief Corporate Officer, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523,marc.lakmaaker@auroramj.com

CO: Aurora Cannabis Inc.

CNW 14:47e 23-JAN-18